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                              Filed by Florida Progress Corporation  pursuant to
                                       Rule 425 under the Securities Act of 1933
                                   Subject Company: Florida Progress Corporation
                                                   Commission File No. 001-08349

[Logo]  FLORIDA
        PROGRESS              --------------------------------------------------
        CORPORATION           NEWS RELEASE

FOR IMMEDIATE RELEASE                                  CONTACT: MELANIE FORBRICK
                                                                727/820-5023

ELECTION DEADLINE FOR FLORIDA PROGRESS SHAREHOLDERS EXTENDED

ST. PETERSBURG, FL (OCTOBER 26, 2000) - Florida Progress Corporation [NYSE: FPC] today announced that the election deadline for shareholders in connection with the closing of the share exchange between CP&L Energy and Florida Progress has been extended.

The election deadline, which was previously scheduled to occur on October 30, 2000, is the date by which Florida Progress shareholders must complete and return their Election Form concerning the type of consideration to be received in the share exchange. The dates of (i) the end of the measurement period for determining the exchange ratio to be used to determine the number of shares of CP&L Energy common stock which may be received, (ii) the election deadline, and
(iii) the closing of the share exchange will be announced in a press release no less than five business days prior to the closing of the share exchange. Under the share exchange documents, the election deadline will be 5:00 PM on the second business day immediately preceding the closing.

Both Florida Progress and CP&L Energy expect the closing of the share exchange to occur during the second half of November or the month of December this year, upon receipt of the final utility regulatory approval from the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935.

Additional information regarding the election deadline and the share exchange can be found on CP&L's web site at http://www.cplc.com.

Florida Progress (NYSE:FPC) is a Fortune 500 diversified utility holding company with assets of $6.8 billion. Its principal subsidiary is Florida Power, one of the nation's leading electric utilities committed to serving its 1.4 million customers in Florida with competitively price energy, excellent reliability, and outstanding customer service. Diversified operations include energy operations, marine operations, and rail services.

Headquartered in Raleigh, N.C., CP&L Energy, through its subsidiary Carolina Power & Light, provides electricity and energy services to 1.2 million customers in North Carolina and South Carolina and provides natural gas, through its subsidiary NCNG, to about 166,000 customers in eastern and southern North Carolina. CP&L Energy's non-regulated operations include Energy Ventures, which owns interests in two synthetic fuels plants, Caronet, the company's fiber optic assets, statusgo.com, an Internet-related service business, and Strategic Resource Solutions (SRS), an integrated facility and energy management solutions company. Additional information on CP&L Energy can be found at http://www.cplc.com.




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Deadline Extended
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This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Securities Exchange Act of 1934. The forward-looking statements are subject to various risks and uncertainties. Discussion of factors that could cause actual results to differ materially from management's projections, forecasts, estimates and expectations may include factors that are beyond the company's ability to control or estimate precisely. Factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the company's service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Key factors affecting the synthetic fuel plant investment that could have a direct bearing on the company's ability to meet these projections include market acceptance of synthetic fuel, competition from competing products, impacts of environmental regulations on potential buyers, income tax issues related to synthetic fuel tax credits and other factors. Other risk factors are detailed from time to time in the company's SEC reports.

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In connection with the share exchange between CP&L Energy and Florida Progress,
CP&L Energy has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 and Florida Progress has filed with the SEC a definitive proxy statement, each of which contains the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress. The definitive joint proxy statement/prospectus was first mailed on or about July 11, 2000 to shareholders of CP&L Energy and Florida Progress in connection with the shareholder meetings held in August 2000, and was mailed again on or about October 2, 2000 to shareholders of Florida Progress in connection with the mailing of a Notice of Election. We urge investors to read the definitive joint proxy statement/prospectus and any other relevant documents to be filed with the SEC because they contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by CP&L Energy and Carolina Power & Light Company with the SEC can be obtained by contacting CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, NC 27601, telephone (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (CX1H), St. Petersburg, FL 33733, telephone: 800-937-2640. Read the definitive joint proxy statement/prospectus carefully before making an election decision concerning the share exchange.